UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 1, 2008

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation)	Number)	Identification No.)

1111 Bagby, Sky Lobby 2	
Houston, Texas	**77002**
(Address of principal executive offices)	(Zip code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 7.01 Regulation FD Disclosure.

I.   *Second Quarter and Full Year 2008 Forecast and Benchmark Commodity Pricing*

(a) Second Quarter and Full Year 2008 Forecast

The forecast items for the second quarter and full year 2008 set forth below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of this document. This forecast replaces and supersedes any previously issued guidance or forecast.

Estimates are provided in the attached table, which is incorporated by reference herein.

(b) Benchmark Commodity Pricing

EOG bases United States and Canada natural gas price differentials upon the natural gas price at Henry Hub, Louisiana using the simple average of the NYMEX settlement prices for the last three trading days of the applicable month.

EOG bases United States, Canada and Trinidad crude oil and condensate price differentials upon the West Texas Intermediate crude oil price at Cushing, Oklahoma using the simple average of the NYMEX settlement prices for each trading day within the applicable calendar month.

II.   *Price Risk Management*

With the objective of enhancing the certainty of future revenues, from time to time EOG enters into NYMEX related financial commodity collar and price swap contracts. EOG accounts for these financial commodity derivative contracts using the mark-to-market accounting method. In addition to financial transactions, EOG is a party to various physical commodity contracts for the sale of hydrocarbons that cover varying periods of time and have varying pricing provisions. The financial impact of these physical commodity contracts is included in revenues at the time of settlement, which in turn affects average realized hydrocarbon prices.

III.   Natural Gas Financial Price Swap Contracts

Since EOG filed its Current Report on Form 8-K on April 8, 2008, EOG has entered into additional natural gas financial price swap contracts covering notional volumes of 50,000 million British thermal units per day (MMBtud) for the period January 2009 through December 2009. Presented below is a comprehensive summary of EOG's natural gas financial price swap contracts as of May 1, 2008, with notional volumes expressed in MMBtud and prices in dollars per million British thermal units ($/MMBtu). The average price of EOG's outstanding natural gas financial price swap contracts for 2008 is $8.52 per million British thermal units (MMBtu) and for 2009 is $8.80 per MMBtu.

Natural Gas Financial Price Swap Contracts		
	Volume (MMBtud)	Weighted Average Price ($/MMBtu)
2008		
January (closed)	385,000	$ 8.92
February (closed)	420,000	8.88
March (closed)	455,000	8.64
April (closed)	455,000	8.11
May (closed)	455,000	8.10
June	455,000	8.18
July	455,000	8.26
August	455,000	8.33
September	455,000	8.36
October	455,000	8.44
November	455,000	8.83
December	455,000	9.23
2009		
January	400,000	$ 9.63
February	400,000	9.63
March	400,000	9.40
April	400,000	8.37
May	400,000	8.33
June	400,000	8.38
July	400,000	8.45
August	400,000	8.50
September	400,000	8.52
October	400,000	8.57
November	400,000	8.80
December	400,000	9.10

IV.   Crude Oil Financial Price Swap Contracts

Since EOG filed its Current Report on Form 8-K on April 8, 2008, EOG has not entered into any additional crude oil financial price swap contracts. Presented below is a comprehensive summary of EOG's crude oil financial price swap contracts as of May 1, 2008, with notional volumes expressed in barrels per day (Bbld) and prices in dollars per barrel ($/Bbl). The average price of EOG's outstanding crude oil financial price swap contracts is $92.19 per barrel.

Crude Oil Financial Price Swap Contracts		
	Volume (Bbld)	Weighted Average Price ($/Bbl)
2008		
January (closed)	-	$ -
February (closed)	6,000	90.86
March (closed)	10,000	91.02
April (closed)	14,000	92.20
May	14,000	92.20
June	14,000	92.20
July	14,000	92.20
August	14,000	92.20
September	14,000	92.20
October	14,000	92.20
November	14,000	92.20
December	4,000	91.96

V. Forward-Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts, including, among others, statements regarding EOG's future financial position, business strategy, budgets, reserve information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "strategy," "intend," "plan," "target" and "believe" or the negative of those terms or other variations or comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning future operating results, the ability to replace or increase reserves or to increase production, or the ability to generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes the expectations reflected in its forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in EOG's forward-looking statements include, among others:

- the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates, interest rates and financial market conditions;
- the extent and effect of any hedging activities engaged in by EOG;
- the timing and impact of liquefied natural gas imports;
- changes in demand or prices for ammonia or methanol;
- the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties;

- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;
- the ability to achieve production levels from existing and future oil and gas development projects due to operating hazards, drilling risks and the inherent uncertainties in predicting oil and gas reservoir performance;
- the availability and cost of drilling rigs, experienced drilling crews, tubular steel and other materials, equipment and services used in drilling and well completions;
- the availability, terms and timing of mineral licenses and leases and governmental and other permits and rights of way;
- access to surface locations for drilling and production facilities;
- the availability and capacity of gathering, processing and pipeline transportation facilities;
- the availability of compression uplift capacity;
- the extent to which EOG can economically develop its Barnett Shale acreage outside of Johnson County, Texas;
- whether EOG is successful in its efforts to more densely develop its acreage in the Barnett Shale and other production areas;
- political developments around the world and the enactment of new government policies, legislation and regulations, including environmental regulations;
- acts of war and terrorism and responses to these acts; and
- weather, including weather-related delays in the installation of gathering and production facilities.

In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements may not occur. EOG's forward-looking statements speak only as of the date made and EOG undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Definitions

$/Bbl	US Dollars per barrel
$/Mcf	US Dollars per thousand cubic feet
$/Mcfe	US Dollars per thousand cubic feet equivalent
$MM	US Dollars in millions
MBbld	Thousand barrels per day
MMcfd	Million cubic feet per day
MMcfed	Million cubic feet equivalent per day
NYMEX	New York Mercantile Exchange
WTI	West Texas Intermediate

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: May 1, 2008   By: /s/ TIMOTHY K. DRIGGERS
                                            Timothy K. Driggers
                                            Vice President and Chief Financial Officer
                                            (Principal Financial and Accounting Officer)

Estimated Ranges
(See text for additional information)

	2Q 2008			Full Year 2008		
Daily Production						
Natural Gas (MMcfd)						
United States	1,120	-	1,140	1,135	-	1,185
Canada	210	-	220	210	-	230
Trinidad	210	-	240	221	-	241
Other International	13	-	17	15	-	22
Total	1,553	-	1,617	1,581	-	1,678
Crude Oil and Condensate (MBbld)						
United States	32.0	-	36.1	34.5	-	37.5
Canada	2.1	-	2.7	2.4	-	2.9
Trinidad	3.3	-	3.9	3.4	-	3.8
Total	37.4	-	42.7	40.3	-	44.2
Natural Gas Liquids (MBbld)						
United States	15.5	-	19.5	15.0	-	19.0
Canada	0.7	-	1.2	0.7	-	1.2
Total	16.2	-	20.7	15.7	-	20.2
Natural Gas Equivalent Volumes (MMcfed)						
United States	1,405	-	1,474	1,432	-	1,524
Canada	227	-	243	229	-	255
Trinidad	230	-	263	241	-	264
Other International	13	-	17	15	-	22
Total	1,875	-	1,997	1,917	-	2,065
Operating Costs						
Unit Costs ($/Mcfe)						
Lease and Well	$ 0.80	-	$ 0.84	$ 0.78	-	$ 0.82
Transportation Costs	$ 0.42	-	$ 0.46	$ 0.40	-	$ 0.45
Depreciation, Depletion and Amortization	$ 1.77	-	$ 1.83	$ 1.78	-	$ 1.82
Expenses ($MM)						
Exploration, Dry Hole and Impairment	$ 130.0	-	$ 150.0	$ 440.0	-	$ 470.0
General and Administrative	$ 53.0	-	$ 56.0	$ 210.0	-	$ 240.0
Capitalized Interest	$ 10.0	-	$ 12.0	$ 40.0	-	$ 50.0
Net Interest	$ 6.0	-	$ 8.0	$ 32.0	-	$ 38.0
Taxes Other Than Income (% of Revenue)	5.0%	-	6.0%	5.2%	-	6.2%
Income Taxes						
Effective Rate	32%	-	36%	32%	-	36%
Deferred Ratio	60%	-	80%	55%	-	75%
Preferred Stock Dividends ($MM)					$ 0.4	
Capital Expenditures - Exploration and Development, excluding Acquisitions ($MM) - FY 2008				Approximately		$ 4,100
Capital Expenditures - Gathering, Processing and Other ($MM) - FY 2008				Approximately		$ 280
Pricing - Refer to *I.(b) Benchmark Commodity Pricing* in text						
Natural Gas ($/Mcf)						
Differentials (include the effect of physical contracts)						
United States - below NYMEX Henry Hub	$ 0.30	-	$ 0.50	$ 0.20	-	$ 0.40
Canada - below NYMEX Henry Hub	$ 0.75	-	$ 1.15	$ 0.70	-	$ 0.95
Realizations						
Trinidad	$ 2.25	-	$ 3.00	$ 2.50	-	$ 3.25
Other International	$ 9.00	-	$ 10.15	$ 8.75	-	$ 9.75
Crude Oil and Condensate ($/Bbl)						
Differentials						
United States - below WTI	$ 5.25	-	$ 7.50	$ 4.25	-	$ 8.00
Canada - below WTI	$ 4.50	-	$ 6.50	$ 4.50	-	$ 6.25
Trinidad - below WTI	$ 10.00	-	$ 12.50	$ 9.50	-	$ 12.00